UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté
L-1931 Luxembourg
R.C.S. Luxembourg B 153 681
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2017

On August 15, 2017, the registrant issued a press release pertaining to its results of operations for the three month period ended June 30, 2017 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes

Name:	Carlos A. Boero Hughes

Title:	Chief Financial Officer and Chief Accounting Officer

Date: August 15, 2017

adecoagro

2Q17

2Q17
Earnings Release
Conference Call

English Conference Call
August 16, 2017
11 a.m. (US EST)
12 p.m. (Buenos Aires and São Paulo time)
5 p.m. (Luxembourg time)

Tel: (844) 836-8746
Participants calling from the US

Tel: +1 (412) 317-2501
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro reported Adjusted EBITDA of $67.2 million in 2Q17 and $111.9 million for 6M17, 31.3% and 18.6% higher year-over-year, respectively

Luxembourg, August 15, 2017 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agricultural company in South America, announced today its results for the second quarter ended June 30, 2017. The financial information contained in this press release is based on unaudited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non – IFRS measures. Please refer to page 22 for a definition and reconciliation to IFRS of the Non – IFRS measures used in this report.

Highlights

Financial & Operating Performance						
$ thousands	2Q17	2Q16	Chg %	6M17	6M16	Chg %
Gross Sales	228,530	169,220	35.0%	394,621	290,704	35.7%
Net Sales (1)	221,772	164,612	34.7%	381,633	281,841	35.4%
Adjusted EBITDA (2)						
Farming & Land Transformation	10,986	5,075	116.5%	30,637	31,279	(2.1%)
Sugar, Ethanol & Energy	61,362	50,640	21.2%	91,626	72,728	26.0%
Corporate Expenses	(5,172)	(4,558)	(13.5%)	(10,330)	(9,637)	(7.2%)
Total Adjusted EBITDA	**67,176**	**51,157**	**31.3%**	**111,933**	**94,370**	**18.6%**
Adjusted EBITDA Margin (2)	*30.3%*	*31.1%*	*(2.5%)*	*29.3%*	*33.5%*	*(12.4%)*
Adj. EBITDA Margin net of 3rd party commerc. (3)	*35.2%*	*35.0%*	*0.6%*	*34.3%*	*37.7%*	*(8.8%)*
Net Income	**3,801**	**(17,750)**	**n.a**	**9,768**	**(14,998)**	**n.a**

- Adecoagro reported Adjusted EBITDA(3) of $67.2 million in 2Q17, marking a 31.3% increase compared to 2Q16. Adjusted EBITDA margin net of 3rd party commercialization, reached 35.2%, 143 basis points higher than 2Q16.
- Gross sales reached $228.5 million in 2Q17, 35.0% higher year-over year.
- Net income was $3.8 million in 2Q17, $21.6 million higher compared to 2Q16.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.

(2) Please see "Reconciliation of Non-IFRS measures" starting on page 22 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net 3rd party commercialization results to highlight the margin generated by our own production.

Financial & Operational Performance Highlights Adjusted EBITDA for our Farming and Land Transformation businesses’ in 2Q17 was $11.0 million, 116.5% higher than in 2Q16. The increase is primarily explained by a $22.9 million increase in gains derived from the mark-to-market effect of our commodity hedge position. This gain was partially offset by a $17.6 million decrease in margins, particularly from our Crops segment, resulting from (i) lower soybean and corn prices; and (ii) higher production costs measured in USD as a result of the real appreciation of the Argentine peso. Year-to-date, Adjusted EBITDA reached $30.6 million compared to $31.3 million the same period last year. Higher productivity across our Crops, Rice and Dairy operations was offset by lower soybean and corn prices and the impact of the real appreciation of the Argentine peso. In our Sugar, Ethanol & Energy business, Adjusted EBITDA in 2Q17 reached $61.4 million, marking a 21.2% increase compared to 2Q16. The main factors which contributed strong financial performance during the quarter were: (i) an increase in sugar and ethanol selling volumes, 22.5% and 53.5% higher year-over-year, respectively; (ii) an increase in sugar, ethanol and energy realized selling prices, respectively 14.6%,16.5% and 49.2%; and (iii) a $21.0 million gain generated from the mark-to-market effect of our sugar hedge position, compared to a $13.2 million loss recognized during 2Q16. This increase in financial performance was achieved despite (i) an 8.6% decrease in sugarcane crushing as a result of above average rainfalls during April and May; (ii) the appreciation of the Brazilian Reais (BRL) which resulted in higher productions costs measured in USD; and (iii) a $7.3 million non-cash loss generated from the mark-to-market valuation of our unharvested sugarcane plantation, compared to a $21.4 million gain in 2Q16. On a cumulative basis, Adjusted EBITDA for 6M17 grew by 26.0% reaching $91.6 million. Main drivers and offsetting factors are in line with those explained for the quarter. Adjusted EBITDA margin reached 39.2%, while Adjusted EBITDA margin net of third party commercialization was 46.1%, compared to 55.2% from 6M16. Lower margins are mainly explained by an increase in production costs as a result of the appreciation of the BRL coupled with a decrease in total TRS produced. Net Income in 2Q17 was $3.8 million, compared to a loss of $17.8 million in 2Q16. This increase is explained by (i) a $16.0 million increase in Adjusted EBITDA; and (ii) lower financial losses ($22.9 million compared to $38.3 million in 2Q16). These results were partially offset by a $10.2 milllion increase in depreciation expense, mainly explained by the expansion of our sugarcane plantantion. Strategy Execution Sugar, Ethanol and Energy Expansion Update Phase I: The industrial expansion of the Angelica mill was completed during June 2017. We have installed larger mill rollers which have allowed us to increase sugarcane crushing per hour by 150 tons/hr or 17%. Annual nominal crushing capacity has increased 0.9 million tons per year to a total of 5.7 million tons. Phase II: We have begun building the foundations to add a new cane crusher to the Ivinhema mill. Construction is progressing well and on schedule. Once completed, we will proceed with the expansion of the juice treatment and sugar factory. These investments will allow us to increase crushing capacity by 400 tons/hour or 2.1 million tons per year. Ivinhema is expected to reach a total capacity of 7.3 million. The expansion of our sugarcane plantation to supply the new capacity is also advancing well. As of the end of July 2017, we have leased 19.3 thousand hectares of which 6.4 thousand have already been planted. We expect sugarcane planting to grow at a pace which will allow total milling to increase by approximately 0.5 2 million tons per year, reaching a total of 14.2 million tons by 2023 (13.0 million in the Cluster and 1.2 million at UMA mill). Share Repurchase Program Over the last 12-months and as of the date of this report, Adecoagro has repurchased a total of 1.5 million shares or 1.2% of outstanding shares for a total dollar amount of $15.1 million. Since the inception of the program in August 2013, Adecoagro has repurchased an aggregate of 3.8 million shares equivalent to 3.1% of outstanding shares or $33.4 million. On August 11, 2017, the Board of Directors approved the extension of the Company’s share repurchase program for an additional twelve-month period ending on September 23, 2018. Under the buyback program, the Company can acquire shares up to 5% of the outstanding share capital or 6.1 million shares. Market Overview Sugar prices during 2Q17 were, on average, 23% lower quarter-over-quarter and 11% lower year-over-year. Sugar prices have been under pressure by bearish sentiment from financial speculators who currently hold a record net short position in sugar. The steep decrease was driven primarily by financial speculators which turned their position from net long to a record net short. Sugar prices sought support from ethanol parity in Brazil, which kept falling as a result of the BRL devaluation, crude oil price weakness and Petrobras gasoline price cuts. Going forward, uncertainties regarding weather and consequently production in key countries and the macro scenario should translate to high price volatility throughout the rest of the year. Ethanol prices during April experienced the typical seasonal downward trend, following the commencement of the Brazilian Center-South harvest combined with lower gasoline prices, demand and imports. According to the ESALQ price index, hydrous and anhydrous prices in Brazilian Reais fell 16% and 13% quarter-over- quarter, respectively, and 3% year-over-year. Ethanol production year-to-date fell 14.3% driven by a 7.8% decrease in sugarcane crushing and a higher sugar mix, but was offset by a 14.0% decrease in ethanol demand since the beginning of the 17/18 crop. Going forward, an expected increase in total fuel demand, coupled with lower ethanol production and recent changes in PIS/COFINS taxes on fuels by the Brazilian government may positively affect supply and demand and prices. Soybean and corn prices increased 0.4% and 0.7% respectively during 2Q17, and stood in average 11.0% and 6.0% lower year-over-year. Grain prices during the quarter were highly volatile. On the one side, prices were negatively affected by an increase in soybean and corn inventories (10.5% and 10.9% respectively), as reported by USDA Quarterly Stocks report on June 30, 2017. However, towards the end of the quarter, prices found support driven by adverse weather conditions in the US at the start of the growing season. Increased weather uncertainty throughout July which has increased volatility and positively affected prices. In terms of demand, the depreciation of the US dollar over the last three months has supported grain prices making US exports more competitive on global markets. 3 adecoagro

2Q17

Farming & Land Transformation Business

Operational Performance

2016/17 Harvest Year

Farming Production Data

Planting & Production	Planted Area (hectares)			2016/17 Harvested Area			Yields (Tons per hectare) [3]		
	2016/17	2015/16	Chg %	Hectares	% Harvested	Production	2016/17	2015/16	Chg %
Soybean	55,237	59,474	(7.1%)	51,648	93.5%	154,389	3.0	2.8	6.1%
Soybean 2nd Crop	29,197	28,903	1.0%	28,443	97.4%	69,027	2.4	2.4	0.1%
Corn [1]	44,630	38,663	15%	21,973	49.2%	141,254	6.4	6.0	6.8%
Corn 2nd Crop	9,987	3,994	150.1%	7,476	74.9%	35,202	4.7	3.9	20.9%
Wheat [2]	38,008	32,396	17.3%	38,008	100.0%	115,336	3.0	2.5	19.6%
Sunflower	5,413	9,547	(43.3%)	5,413	100.0%	10,112	1.9	1.6	14.9%
Cotton	2,640	-	n.a	2,387.0	-	179	-	-	-
Total Crops	**185,113**	**172,976**	**7.0%**	**155,348**	**83.9%**	**525,499**			
Rice	39,728	37,580	5.7%	39,728	100.0%	234,819	5.9	5.1	15.9%
Total Farming	**224,841**	**210,556**	**6.8%**	**195,076**	**86.8%**	**760,317**			
Owned Croppable Area	121,411	120,065	1.1%	111,906	92.2%				
Leased Area	64,245	64,486	(0.4%)	47,250	73.5%				
Second Crop Area	39,184	26,005	50.7%	35,920	91.7%				
Total Farming Area	**224,841**	**210,556**	**6.8%**	**195,076**	**86.8%**				
	Milking Cows (Average Heads)			Milk Production (MM liters)(1)			Productivity (Liters per cow per day)		
Dairy	**2Q17**	**2Q16**	**Chg %**	**2Q17**	**2Q16**	**Chg %**	**2Q17**	**2Q16**	**Chg %**
Milk Production	6,836	6,778	0.9%	21.9	21.6	1.2%	35.2	35.1	0.4%

(1) Includes sorghum and peanuts

(2) Includes barley.

(3) Yields for 2016/17 season are partial yields related to the harvesed area as of July 15, 2016. Yields for 2015/16 reflect the full harvest season.

Note : Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during the current period.

As of July 28, 2017, 86.8% of our planted area was successfully harvested. The remaining 23,781 hectares are expected to be harvested by early August.

Soybean: As of the end of July 2017, we harvested 93.5%, or 51,648 hectares of our soybean crop. Average yield reached 3.0 tons per hectare, 6.1% above the previous harvest season. This is attributable to the adequate and timely rains that the crop received throughout the flowering period.

Soybean 2nd crop: By the end of July 2017, 97.4% of the planted area was harvested. Yields were in line with the 2015/16 harvest season reaching 2.4 tons per hectare, and significantly above our historical average yields.

Corn: As of July 27, 2017, the harvested area for early corn totaled 21,973 hectares or 49.2% of the total planted area. To diversify crop risk and manage water requirements, approximately 27% of the corn was planted early in September and 73% was planted late during the end of November and December 2016. Average yields obtained by the end of July were 6.4 tons per hectare, a 6.8% increase compared to the previous harvest year.

4

Sunflower: As July, 2017, 100.0% of our sunflower area was harvested, yielding an average of 1.9 tons/ha, 14.9% above the previous harvest season. Wheat: We completed the harvest as of December 2016. Average yield for the wheat crop was 3.0 tons per hectare, 19.6% higher than the previous harvest year. Rice: The rice harvest was fully completed by mid-April. Harvested yields reached 5.9 tons per hectare, 15.9% higher than the previous crop. The supply of water in dams and rivers was sufficient to flood the rice fields throughout the crop’s cycle. We expect yields to improve in the upcoming harvest years as we continue with the transformation process and zero-leveling of our rice farms-precise leveling of the land based on GPS and Laser technology, resulting in reduced water irrigation requirements, and lower costs of labor and energy. 2017/18 Harvest Year Towards the end of 2Q17, Adecoagro began its planting activities for the 2017/18 harvest year. As of the date of this report, a total of 30,669 hectares of wheat have been planted and are developing normally. 5 adecoagro
2Q17

Farming & Land Transformation Financial Performance

Farming & Land Transformation business - Financial Highlights						
$ thousands	2Q17	2Q16	Chg %	6M17	6M16	Chg %
Gross Sales						
Farming	92,495	78,294	18.1%	147,934	126,227	17.2%
Total Sales	**92,495**	**78,294**	**18.1%**	**147,934**	**126,227**	**17.2%**
Adjusted EBITDA (1)						
Farming	10,986	5,075	116.5%	30,637	31,279	(2.1%)
Land Transformation	-	-	-	-	-	-
Total Adjusted EBITDA (1)	**10,986**	**5,075**	**116.5%**	**30,637**	**31,279**	**(2.1%)**
Adjusted EBITDA Margin	*11.9%*	*6.5%*	*83.2%*	*20.7%*	*24.8%*	*-16.4%*
Adj. EBITDA Margin net of 3rd party commerc. (2)	*13.0%*	*6.5%*	*100.1%*	*23.5%*	*25.3%*	*-6.9%*
Adjusted EBIT (3)						
Farming	9,379	3,800	146.8%	27,505	28,830	(4.6%)
Land Transformation	-	-	-	-	-	-
Total Adjusted EBIT (3)	**9,379**	**3,800**	**146.8%**	**27,505**	**28,830**	**(4.6%)**
Adjusted EBIT Margin	**10.1%**	**4.9%**	**108.9%**	**18.6%**	**22.8%**	**(18.6%)**

Adjusted EBITDA(2) in the Farming and Land Transformation businesses was $11.0 million in 2Q17, $5.9 million or 116.5% higher than 2Q16. This improvement in financial performance is primarily the result of (i) a $22.9 million increase in results generated by the mark-to-market effect of our soybean and corn commodity hedges; and (ii) a 141.1% increase in margins related to our Dairy business driven by higher prices and productivity. Results were partially offset by the lower margins in the Crops business driven by lower soybean and corn prices, coupled with higher costs measured in USD terms resulting from the real appreciation of the Argentine peso.

On an accumulated basis, Adjusted EBITDA totaled $30.6 million, 2.1% below the same period of last year. This reduction is mostly explained by lower commodity prices and higher production costs in USD terms as a result of the real appreciation of the Argentine peso.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 22 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(2) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party grains, divided by consolidated net sales net of those generated by the commercialization of third party grains. We net 3rd party commercialization results to highlight the margin generated by our own production.

6

adecoagro
2Q17

Crops Segment

Crops - Highlights							
	metric	2Q17	2Q16	Chg %	6M17	6M16	Chg %
Gross Sales	*$ thousands*	59,700	46,148	29.4%	84,896	68,097	24.7%
	thousand tons	265	193	37.8%	403	297	35.6%
	$ per ton	225.1	240	(6.1%)	210.7	229	(8.1%)
Adjusted EBITDA	***$ thousands***	**7,904**	**3,381**	**133.8%**	**20,424**	**20,356**	**0.3%**
Adjusted EBIT	*$ thousands*	7,547	3,028	149.2%	19,732	19,680	0.3%
Planted Area [(1)]	*hectares*	185,113	172,976	7.0%	185,113	148,929	24.3%

(1) Does not include second crop planted area.

Adjusted EBITDA in our Crops segment increased to $7.9 million in 2Q17 from $3.4 million in 2Q16. The increase is primarily explained by (i) a $1.2 million gain generated from the mark-to-market effect of our commodity hedge position, compared to a $21.1 million loss in 2Q16. This result was partially offset by a $17.7 million decrease in Changes in Fair Value of Biological Assets and Agricultural Produce and Changes in Net Realizable Value, which reflects the margin recognized throughout the biological growth cycle and harvest of our crops. The decrease in crop margins is primarily explained by: (i) lower commodity prices year-over-year; (ii) higher production costs – measured in USD terms as a result of the real appreciation of the Argentine peso; and (iii) partially offset by higher soybean, corn and wheat yields.

Crops - Changes in Fair Value Breakdown									
6M17	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2016/17 Harvest Year									
Total Planted Area	*Hectares*	54,768	30,604	44,527	9,982	39,100	5,454	2,640	187,075
Area planted in initial growth stages	*Hectares*	-	-	-		-	-	-	-
Area planted with significant biological growth	*Hectares*	4,131	1,981	25,199	4,365	-	-	253	35,929
Changes in Fair Value 6M17 from planted area 2016/17 (ii)	*$ thousands*	55	-102	782	23	-	-	-	758
Area harvested in previous period	*Hectares*	3,684	170	6,560		39,099	5,421	.	54,935
Area harvested in current period	*Hectares*	46,953	28,453	12,768	5,617	1	33	2,387	96,212
Changes in Fair Value 6M17 from harvested area 2016/17 (i)	*$ thousands*	9,664	4,342	2,166	784	(849)	395	83	16,585
Total Changes in Fair Value in 6M17 (i+ii)	*$ thousands*	9,719	4,240	2,948	807	(849)	395	83	17,343

The table above shows the gains or losses from crop production generated during 6M17. A total of 187,075 hectares were planted in the 2016/17 crop. As of June 30, 2017, total Changes in Fair Value, which reflects the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $17.3 million, compared to $45.7 million generated during the same period last year. As explained above, the main drivers for the decrease in margins are lower commodity prices, coupled with higher costs of production, measured in USD.

Planting activities related to the new 2017/18 crop are underway. We have planted 30.7 thousand hectares of wheat. Abundant rainfalls during the end of the quarter have also provided good soil humidity, which is necessary for planting.

7

adecoagro
2Q17

As shown in the table below, crops sales year-to-date reached $84.9 million, 24.7% above last year.

Crops - Gross Sales Breakdown

	Amount ($ '000)			Volume			$ per unit		
Crop	2Q17	2Q16	Chg %	2Q17	2Q16	Chg %	2Q17	2Q16	Chg %
Soybean	35,402	33,150	6.8%	126,074	124,089	1.6%	281	267	5.1%
Corn [1]	22,098	8,886	148.7%	134,066	51,153	162.1%	165	174	(5.1%)
Wheat [2]	823	1,652	(50.2%)	5,088	11,073	(54.1%)	162	149	8.4%
Sunflower	16	2,141	(99.3%)	11	5,877	(99.8%)	1,456	364	299.7%
Cotton Lint	46	283	(83.7%)	25	333	(92.5%)	1,840	849	116.8%
Others	1,315	36	n.a						
Total	**59,700**	**46,148**	**29.4%**						

	Amount ($ '000)			Volume			$ per unit		
Crop	6M17	6M16	Chg %	6M17	6M16	Chg %	6M17	6M16	Chg %
Soybean	40,764	39,358	3.6%	142,743	149,829	(4.7%)	286	263	8.7%
Corn [1]	31,512	16,103	95.7%	190,308	93,239	104.1%	166	173	(4.1%)
Wheat [2]	10,523	5,642	86.5%	68,595	37,042	85.2%	153	152	0.7%
Sunflower	438	5,245	(91.6%)	1,204	15,882	(92.4%)	364	330	10.2%
Cotton Lint	46	1,118	(95.9%)	25	1,048	(97.6%)	1,840	1,066	72.5%
Others	1,613	631	155.6%						
Total	**84,896**	**68,097**	**24.7%**						

(1) Includes sorghum

(2) Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

8

adecoagro
2Q17

Rice Segment

Rice - Highlights	metric	2Q17	2Q16	Chg %	6M17	6M16	Chg %
Gross Sales	*$ thousands*	24,018	25,007	(4.0%)	43,278	45,556	(5.0%)
Sales of White Rice	*thousand tons (1)*	60.2	90.0	(33.2%)	123.0	164.0	(25.0%)
	$ per ton	337	246	37.0%	301	246	22.5%
	$ thousands	20,267	22,127	(8.4%)	37,035	41,456	(10.7%)
Sales of By-products	*$ thousands*	3,751	2,880	30.3%	6,243	4,100	52.3%
Adjusted EBITDA	***$ thousands***	**483**	**437**	**10.5%**	**5,215**	**9,014**	**(42.1%)**
Adjusted EBIT		(481)	(181)	(165.7%)	3,329	7,841	(57.5%)
Area under production (2)		39,728	37,565	5.8%	39,728	37,565	5.8%
Rice Milling							
Total Rice Produced	*thousand tons (1)*	62.9	63.1	(0.3%)	121.1	103.1	17.5%
Ending stock	*thousand tons (1)*	139.3	156.6	(11.0%)	139.3	156.6	(11.0%)

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2016/17 and 2015/16 harvest years

Due to the seasonality and growth cycle of the rice crop, most of the margin generated in the 2016/17 harvest was recognized in the first quarter of 2017 as the crop was harvested. Adjusted EBITDA generation during the rest of the year is usually driven by sales of processed rice and by-products, net of selling expenses and overhead costs.

Sales during 2Q17 reached $24.0 million, 4.0% lower year-over-year, mainly as a result of a 33.2% drop in volumes sold and largely offset by 37.0% increase in white rice prices. Export shipments have been postponed towards the second half of the year, so we expect stronger sales to come in third and fourth quarters. Adjusted EBITDA during 2Q17 was $0.5 million, 10.5% higher year-over-year.

On a year-to-date basis, Adjusted EBITDA reached $5.2 million, 42.1% lower than 6M16 primarily explained by higher production costs in dollar terms as a result of the real appreciation of the Argentine peso in real terms.

9

adecoagro
2Q17

Dairy Segment

Dairy - Highlights							
	metric	2Q17	2Q16	Chg %	6M17	6M16	Chg %
Gross Sales	*$ thousands* (1)	8,510	6,860	24.1%	19,322	12,029	60.6%
	million liters (2)	21.9	21.6	1.2%	49.0	44.1	11.2%
	$ per liter (3)	0.36	0.28	30.8%	0.36	0.24	48.9%
Adjusted EBITDA	***$ thousands***	**2,536**	**1,052**	**141.1%**	**4,814**	**1,419**	**239.3%**
Adjusted EBIT	*$ thousands*	2,280	805	183.2%	4,320	929	365.0%
Milking Cows	*Average Heads*	6,836	6,778	0.9%	6,805	6,762	0.6%
Cow Productivity	*Liter/Cow/Day*	35.2	35.1	0.4%	35.3	35.0	0.9%
Total Milk Produced	*million liters*	21.9	21.6	1.2%	43.5	43.1	1.0%

(1) includes sales of powdered milk, and sales of culled cows and fattened male cows

(2) includes liters of milk destined towards powdered milk production

(3) Sales price reflects the sale of fluid milk

Our Dairy operation continues to deliver strong operational and financial performance. Milk production reached 21.9 million liters in 2Q17, 1.2% higher than 2Q16. The increase in production was driven by a 0.9% increase in our dairy cow herd as a result of improved operational efficiencies coupled by a 0.4% increase in cow productivity, which reached 35.2 liters per cow per day.

Adjusted EBITDA in the quarter reached $2.5 million, $1.5 million higher than 2Q16. This growth is mainly explained by (i) a 24.1% increase in sales driven by a 30.8% growth in raw milk prices, and (ii) a $0.1 million non-cash gain resulting from the revaluation of our cow herd. These results were partially offset by the increase in production costs measured in USD as a result of the real appreciation of Argentine peso.

All Other Segments

All Other Segments - Highlights							
	metric	2Q17	2Q16	Chg %	6M17	6M16	Chg %
Gross Sales	*$ thousands*	267	279	(4.3%)	438	545	(19.6%)
Adjusted EBITDA	*$ thousands*	63	205	(69.3%)	184	490	(62.4%)
Adjusted EBIT	***$ thousands***	**33**	**148**	**(77.7%)**	**124**	**380**	**(67%)**

All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.

10

Land transformation business There were no farm sales during 2Q17 and 2Q16. Land transformation is an ongoing process in our farms, which consists of transforming undervalued and undermanaged land into its highest production capabilities. Adecoagro is currently engaged in the transformation of several farms, especially in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding crop and rice farms. The company is continuously seeking to recycle its capital by disposing of a portion of its developed farms. This allows the company to monetize the capital gains generated by land transformation and allocate its capital to other farms or assets with higher risk-adjusted returns, thereby enhancing return on invested capital. 11 adecoagro
2Q17

Sugar, Ethanol & Energy Business

Operational Performance

Sugar, Ethanol & Energy - Selected Information	metric	2Q17	2Q16	Chg %	6M17	6M16	Chg %
Milling							
Sugarcane Milled	*tons*	**2,463,768**	**2,695,340**	**(8.6%)**	**3,924,436**	**4,199,392**	**(6.5%)**
Own Cane	*tons*	*2,331,565*	*2,536,673*	*(8.1%)*	*3,570,313*	*3,986,130*	*(10.4%)*
Third Party Cane	*tons*	*132,203*	*158,667*	*(16.7%)*	*354,123*	*213,263*	*66.1%*
Production							
Sugar	tons	142,771	156,112	(8.5%)	202,455	217,449	(6.9%)
Ethanol	*M3*	88,333	99,900	(11.6%)	149,414	160,111	(6.7%)
Hydrous Ethanol	*M3*	*53,514*	*59,925*	*(10.7%)*	*94,333*	*101,517*	*(7.1%)*
Anhydrous Ethanol	*M3*	*34,819*	*39,975*	*(12.9%)*	*55,081*	*58,594*	*(6.0%)*
TRS Equivalent Produced	tons	299,839	333,548	(10.1%)	466,086	499,944	(6.8%)
Sugar mix in production		*50%*	*49%*	*1.7%*	*45%*	*45%*	*(0.1%)*
Ethanol mix in production		*50%*	*51%*	*(1.7%)*	*55%*	*55%*	*0.1%*
Energy Exported (sold to grid)	*MWh*	164,810	176,874	(6.8%)	269,779	244,861	10.2%
Cogen efficiency (KWh sold per ton crushed)	*KWh/ton*	*66.9*	*65.6*	*1.9%*	*68.7*	*58.3*	*17.9%*
Agricultural Metrics							
Harvested own sugarcane	*thousand tons*	2,331,565	2,536,673	(8.1%)	3,570,313	3,986,130	*(10.4%)*
Harvested area	*Hectares*	27,025	22,948	17.8%	40,190	37,094	*8.3%*
Yield	*tons/hectare*	86.4	111.2	(22.3%)	88.9	107.5	*(17.3%)*
TRS content	*kg/ton*	120.0	119.3	0.6%	116.3	115.0	*1.1%*
TRS per hectare	*kg/hectare*	10,367	13,261	(21.8%)	10,340	12,353	*(16.3%)*
Mechanized harvest	*%*	98.5%	98.1%	0.4%	97.6%	98.7%	*(1.1%)*
Area							
Sugarcane Plantation	*hectares*	139,605	132,854	5.1%	139,605	132,854	5.1%
Expansion & Renewal Area	hectares	4,865	4,884	(0.4%)	10,378	8,558	21.3%

A total of 2.5 million tons of sugarcane were milled during 2Q17, 8.6% lower than 2Q16. Crushing in the quarter was negatively affected by above average rains, particularly during April and the first half of May. However, weather during June was drier than average and allowed us to accelerate the milling pace compensating for most of the delay in crushing. As a result of the slowdown in crushing volumes, sugar, ethanol and energy production was respectively 8.5%, 11.6% and 6.8% lower than the same period of last year.

Year-to-date, sugarcane milling reached 3.9 million tons of sugarcane, 6.5% lower than in 6M16. This is mainly attributable to (i) delay in harvest of our own sugarcane during the first quarter; and (ii) above average rains during April and May. As a result, total production measured in TRS fell 6.8%, to 466,086 tons.

Production mix year-to-date has been slightly slanted towards ethanol as a result of higher relative prices. In our cluster in Mato Grosso do Sul, during 2Q17, the price and margin of anhydrous ethanol (including tax rebate) was the most attractive amongst our products, trading at an average premium to VHP sugar of 5.7%. Hydrous ethanol was priced at a small discount to VHP sugar.

Our cogeneration operation continues to outperform. This was explained by higher stability in the cogeneration process coupled with the fact that we collected and burnt straw in order to increase our cogeneration capacity

12

adecoagro
2Q17

and profit from higher energy prices. The cogen efficiency ratio reached 66.9 KWh/ton in 2Q17 and 68.7 KWh/ton in 6M17, respectively 1.9% and 17.9% higher than the same periods of 2016.

In terms of agricultural productivity, sugarcane yields during the first half of the year reached 88.9 tons/ha, significantly above the 5-year average yield for Brazil´s center-south region. Yields remain 17.3% below yields in 6M16, mainly explained by: (i) above average rainfalls during November 2015 through February 2016, which were highly beneficial for the 2016 crop compared to below average rains during 4Q16 and 1Q17; (ii) a longer growth cycle for a greater proportion of the sugarcane harvested in 2016 than the sugarcane harvested in 2017. TRS content per ton of sugarcane has been slightly higher this year reaching 120.0 kg/ton in 2Q17.

As of June 30, 2017, our sugarcane plantation consisted of 139,605 hectares, marking a 5.1% growth year-over-year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 6M17 we planted a total of 10,378 hectares of sugarcane. Of this total area, 5,014 hectares correspond to expansion areas planted to supply the additional sugarcane needed to operate at full capacity; and 5,364 hectares correspond to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights						
$ thousands	**2Q17**	**2Q16**	**Chg %**	**6M17**	**6M16**	**Chg %**
Net Sales [1]	129,277	86,318	49.8%	233,699	155,614	50.2%
Gross Profit Manufacturing Activities	28,532	26,890	6.1%	52,935	46,822	13.1%
Adjusted EBITDA	**61,362**	**50,640**	**21.2%**	**91,626**	**72,728**	**26.0%**
Adjusted EBITDA Margin	*47.5%*	*58.7%*	*(19.1%)*	*39.2%*	*46.7%*	*(16.1%)*
Adjusted EBITDA Margin (net of third party commercialization) [2]	*58.6%*	*74.8%*	*(21.7%)*	*46.9%*	*57.5%*	*(18.4%)*

(1) Net Sales are calculated as Gross Sales net of sales taxes.
(2) Adjusted EBITDA Margin net of third party commercialization is defined as Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar divided by net sales excluding sales from third party sugar volumes.

Net sales in 2Q17 reached $129.3 million, 49.8% higher than 2Q16. This increase was primarily driven by the combination of: (i) a 53.5% growth in ethanol sales volumes and a 22.5% growth in sugar sales volumes; and (ii) a 16.5% increase in ethanol prices coupled with a 14.6% increase in sugar prices.

Adjusted EBITDA during 2Q17 was $61.4 million, 21.2% or $10.7 million higher year-over-year. Adjusted EBITDA was positively affected by: (i) higher sales volumes and prices as explained above; and (ii) a $21.0 million gain from the mark-to-market of our commodity hedge position in 2Q17, as a result of the fall in sugar prices, compared to a $13.2 million loss in 2Q16. These positive effects were partially offset by (iii) lower projected sugar prices which resulted in a $28.3 million loss in Changes in Fair Value of unharvested sugarcane; and (iv) an 8.4% appreciation of the BRL, which resulted in higher production costs.

On a cumulative basis, Adjusted EBITDA in 6M17 grew by 26.0% reaching $91.6 million. The main drivers for the increase are in line with those attributable to the quarter. Selling volumes increased by 15.6% and 29.9% for sugar and ethanol, respectively, while the mark-to-market of our sugar hedge position generated a gain which was $44.5 million higher than that of 6M16. These positive results were partially offset by (i) a $31.8 million loss

13

adecoagro

2Q17

in Changes in Fair Value, generated by the mark-to-market effect of our unharvested sugarcane plantation as a result of lower projected sugar prices; coupled with (ii) a 14.3% appreciation of the BRL during the first half of the year. This increase in costs explains the reduction in Adjusted EBITDA margins.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)

	$ thousands			Units			($/unit)		
	2Q17	2Q16	Chg %	2Q17	2Q16	Chg %	2Q17	2Q16	Chg %
Sugar (tons)(2)	74,720	53,194	40.5%	179,873	146,786	22.5%	415	362	14.6%
Ethanol (cubic meters)	42,803	23,943	78.8%	92,196	60,069	53.5%	464	399	16.5%
Hydrous Ethanol	*17,308*	*8,099*	*113.7%*	*39,952*	*22,140*	*80.5%*	*433*	*366*	*18.4%*
Anhydrous Ethanol	*25,496*	*15,844*	*60.9%*	*52,244*	*37,929*	*37.7%*	*488*	*418*	*16.8%*
Energy (Mwh)	11,754	9,182	28.0%	192,451	224,320	(14.2%)	61	41	49.2%
TOTAL	**129,277**	**86,318**	**49.8%**						
	$ thousands			**Units**			**($/unit)**		
	6M17	**6M16**	**Chg %**	**6M17**	**6M16**	**Chg %**	**6M17**	**6M16**	**Chg %**
Sugar (tons)(2)	121,598	81,372	49.4%	286,042	247,536	15.6%	425	329	29.3%
Ethanol (cubic meters)	94,735	62,725	51.0%	187,076	144,016	29.9%	506	436	16.3%
Hydrous Ethanol	*39,981*	*23,948*	*66.9%*	*85,730*	*58,873*	*45.6%*	*466*	*407*	*14.6%*
Anhydrous Ethanol	*54,754*	*38,777*	*41.2%*	*101,347*	*85,143*	*19.0%*	*540*	*455*	*18.6%*
Energy (Mwh)	17,366	11,516	50.8%	318,122	290,705	9.4%	55	40	37.8%
TOTAL	**233,699**	**155,614**	**50.2%**						

(1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.

(2) Includes commercialization of third party sugar: 49.1k tons ($21.1m) in 2Q17 and 32.0k tons ($15.2m) in 2Q16

(3) Includes commercialization of energy from third parties.

On a quarterly basis, sugar sales volumes grew 22.5% year-over-year. Most of the sugar delivered was related to fixed price contracts entered up to 12 months ago. Accordingly, we were able to achieve average realized selling prices during the quarter of $415/ton, 14.6% higher compared to 2Q16. As a result of the volume growth and higher prices, net sales reached $74.7 million, a 40.5% increase.

Ethanol sales volumes increased 53.5% compared to the same quarter of last year reflecting our strategy of increasing anhydrous contracts and take advantage of Mato Grosso do Sul tax rebate. Average realized prices increased by 16.5%, resulting in a 78.8% growth in net sales.

In the case of energy, the 49.2% increase in average realized prices was partially offset by a 14.2% reduction in selling volumes as a result of less energy trading.

14

adecoagro
2Q17

Sugar, Ethanol & Energy - Total Production Cash Costs						
$ thousands	**2Q17**	**2Q16**	**Chg %**	**6M17**	**6M16**	**Chg %**
Industrial costs	19,843	15,685	26.5%	26,850	21,357	25.7%
Agricultrual costs	69,302	62,691	10.5%	105,835	86,150	22.8%
Harvest, Loading & Transport	*29,841*	*31,957*	*(6.6%)*	*43,455*	*45,283*	*(4.0%)*
Cane Depreciation	*11,775*	*5,814*	*102.5%*	*17,879*	*8,075*	*121.4%*
Cane from 3rd parties	*3,849*	*4,387*	*(12.3%)*	*9,088*	*5,483*	*65.8%*
Leasing costs	*10,638*	*11,529*	*(7.7%)*	*15,195*	*15,666*	*(3.0%)*
Maintenance costs	*13,199*	*9,004*	*46.6%*	*20,219*	*11,643*	*73.7%*
Total Production Costs (USD)	**89,145**	**78,375**	**13.7%**	**132,685**	**107,507**	**23.4%**
Depreciation (excluding SG&A)	*31,127*	*21,806*	*42.7%*	*43,807*	*32,111*	*36.4%*
Total Production Cash Costs (USD)	**58,018**	**56,569**	**2.6%**	**88,878**	**75,396**	**17.9%**
Total Production Cash Costs (BRL)	**184,655**	**180,829**	**2.1%**	**283,265**	**256,781**	**10.3%**
Total producton cash costs per ton of sugarcane crushed (USD)	*24*	*21*	12.2%	*23*	*18*	26.1%
Total producton cash costs per ton of sugarcane crushed (BRL)	*75*	*67*	11.7%	*72*	*61*	18.0%
Total production costs per ton of TRS produced	*297*	*235*	26.5%	*285*	*215*	32.4%

As shown in the table above, production cash costs during 2Q17 increased 2.1% in BRL terms and increased 10.3% on an accumulated basis, mainly as a result of inflation. Production costs measured per ton of sugarcane crushed in local currency increased by 18.0% as a result of the delay in sugarcane crushing.

Sugar, Ethanol & Energy - Changes in Fair Value						
$ thousands	**2Q17**	**2Q16**	**Chg %**	**6M17**	**6M16**	**Chg %**
Changes in FV Harvested Sugarcane (Agricultural Produce)	**4,829**	**4,466**	**8.1%**	**12,234**	**8,356**	**46.4%**
Changes in FV Unharvested Sugarcane = [(a+b)-(c +d-e)]	**(7,278)**	**21,384**	**(134.0%)**	**(17,362)**	**18,308**	**n.a**
Sugarcane Valuation Model current period (a)	*71,017*	*102,708*	*(30.9%)*	*71,017*	*102,708*	*(30.9%)*
Capitalized crop maintenance costs LTM as of current period (b)	*(61,871)*	*(45,951)*	*34.6%*	*(61,871)*	*(45,951)*	*34.6%*
Sugarcane Valuation Model previous period (c)	*81,406*	*74,127*	*9.8%*	*82,380*	*59,077*	*39.4%*
Capitalized crop maintenance costs LTM as of previous period(d)	*(61,461)*	*(47,956)*	*28.2%*	*(54,757)*	*(35,781)*	*53.0%*
Exchange rate difference (e)	*3,520*	*(9,202)*	*(138.3%)*	*1,115*	*(15,153)*	*n.a*
Total Changes in Fair Value	**(2,449)**	**25,851**	**(109.5%)**	**(5,128)**	**26,665**	**n.a**

As shown in the table above, Changes in Fair Value of Unharvested Sugarcane (to be harvested during next 12-months) as of 2Q17 was a negative $7.3 million. This loss is explained by the decrease in the valuation of our sugarcane plantation as of June 30, 2017, compared to March 31, 2017, mainly as a result of lower projected sugar prices. In 2Q16, Changes in FV of Unharvested Sugarcane had been positively affected by the strong rally in sugar prices during the first semester of 2016.

Changes in FV of Harvested Sugarcane or "agricultural produce" reached $4.8 million in 2Q17, marking a 8.1% increase compared to 2Q16.

15

adecoagro
2Q17

Corporate Expenses

Corporate Expenses						
$ thousands	2Q17	2Q16	Chg %	6M17	6M16	Chg %
Corporate Expenses	(5,172)	(4,558)	13.5%	(10,330)	(9,637)	7.2%

Adecoagro's corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses during the first half of the year reached $10.3 million, 7.2% higher compared to the same period of last year. This is mainly explained by the real appreciation of the Argentine peso and Brazilian Real.

Other Operating Income

Other Operating Income						
$ thousands	2Q17	2Q16	Chg %	6M17	6M16	Chg %
Gain / (Loss) from commodity derivative financial instruments	22,479	(32,989)	n.a	38,753	(33,159)	n.a
(Loss) from forward contracts	(124)	(1,093)	(88.7%)	(117)	(1,156)	(89.9%)
Gain from disposal of other property items	(61)	47	(229.8%)	(618)	181	n.a
(Loss) from disposal of biological assets	(6)	20	n.a	(6)	20	n.a
Other	578	(204)	n.a	(1,874)	(47)	(3,887.2%)
Total	**22,866**	**(34,219)**	**n.a**	**36,138**	**(34,161)**	**n.a**

Other Operating Income in 2Q17 reported a gain of $22.9 million, ($21.6 million sugar and $1.2 million soybean) compared to a loss of $34.2 million in 2Q16. The gain in the quarter is primarily explained by the mark-to-market of our commodity hedge position, which was positively affected by a 23% fall in sugar prices and 7.8% fall in corn prices during 2Q17.

16

adecoagro
2Q17

Commodity Hedging

Adecoagro's financial performance is affected by the volatile price environment inherent to agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.

The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of June 30, 2017

Farming	Consolidated Hedge Position		
	Volume [1]	Avg. FAS Price USD/Ton	CBOT FOB USD/Bu
2016/2017 Harvest season			
Soybeans	120,653	238.0	925.3
Corn	192,667	182.5	471.3
2017/2018 Harvest season			
Soybeans	-	n.a.	n.a.
Corn	38,227	181.3	462.2

Sugar, Ethanol & Energy	Consolidated Hedge Position		
	Volume [1]	Avg. FOB Price USD/Unit	ICE FOB Cents/Lb
2017/2018 Harvest season			
Sugar (tons)	390,512	418.7	19.0
Ethanol (m3)	120,559	483.4	n.a
Energy (MW/h) [2]	547,666	61.4	n.a
2018/2019 Harvest season			
Sugar (tons)	154,737	407.3	18.5
Ethanol (m3)	n.a	n.a	n.a
Energy (MW/h) [2]	383,650	71.1	n.a

(1) Includes volumes delivered/invoiced, forward contracts and derivatives (futures and options).

(2) Energy prices were converted at an exchange rato of BRL/USD of 3.30

17

adecoagro
2Q17

Financial Results

Financial Results						
$ thousands	**2Q17**	**2Q16**	**Chg %**	**6M17**	**6M16**	**Chg %**
Interest Expenses, net	(8,946)	(9,878)	(9.4%)	(20,777)	(17,408)	19.4%
Cash Flow Hedge - Transfer from Equity[(1)]	(3,986)	(18,619)	(78.6%)	(3,320)	(23,594)	(85.9%)
FX Gain / (Loss), net	(8,199)	(2,415)	239.5%	(11,883)	(12,276)	(3.2%)
Gain / (Loss) from derivative financial Instruments	(492)	(7,961)	(93.8%)	(2,195)	(6,806)	(67.7%)
Taxes	(787)	(718)	9.6%	(1,304)	(1,231)	5.9%
Other Expenses, net	(448)	1,311	n.a	(709)	(1,532)	(53.7%)
Total Financial Results	**(22,858)**	**(38,280)**	**(40.3%)**	**(40,188)**	**(62,847)**	**(36.1%)**

Our net financial results in 2Q17 presented a loss of $22.9 million, compared to a loss of $38.3 million in 2Q16. The financial results loss is primarily composed of interest expense and foreign exchange losses, as described below:

(i) Net interest expense in 2Q17 was $9.0 million, 9.4% below the previous quarter. This difference is mainly explained by a 7.9% reduction in net debt and an increase in interest income, resulting mainly from short term cash investments in Argentina.

(ii) Foreign exchange losses (composed of "Cash Flow Hedge – Transfer from Equity"[(1)] and "Fx Gain/Loss" line items) reflect the impact of foreign exchange variations on our dollar denominated assets and liabilities. Foreign exchange losses stood at $12.2 million in 2Q17, $8.8 million lower compared to 2Q16. This is mainly explained by a 78.6% decrease in losses derived from Cash Flow Hedge, as a result of the appreciation of the Brazilian Real from 2Q16 through 2Q17, coupled with the fact that a substantial portion of our USD denominated debt at our Brazilian subsidiaries matured and was repaid during the last of quarter of 2016. This effect was partially offset by the depreciation of the Argentine peso throughout 2Q17 which resulted in a $8.2 million loss in the line item FX Gain/Loss, $5.8 million lower than 2Q16.

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

18

adecoagro
2Q17

Indebtedness

Net Debt Breakdown					
$ thousands	**2Q17**	**1Q17**	**Chg %**	**2Q16**	**Chg %**
Farming	**175,792**	**152,849**	**15.0%**	**120,893**	**45.4%**
Short term Debt	119,927	95,527	25.5%	107,164	11.9%
Long term Debt	55,865	57,322	(2.5%)	13,729	306.9%
Sugar, Ethanol & Energy	**618,487**	**642,971**	**(3.8%)**	**670,165**	**(7.7%)**
Short term Debt	136,875	134,686	1.6%	189,690	(27.8%)
Long term Debt	481,612	508,285	(5.2%)	480,475	0.2%
Total Short term Debt	256,802	230,213	11.5%	296,854	(13.5%)
Total Long term Debt	537,477	565,607	(5.0%)	494,204	8.8%
Gross Debt	**794,279**	**795,820**	**(0.2%)**	**791,058**	**0.4%**
Cash & Equivalents	219,934	231,321	(4.9%)	167,587	31.2%
Net Debt	**574,345**	**564,499**	**1.7%**	**623,471**	**(7.9%)**
EOP Net Debt / Adj. EBITDA LTM	***1.82x***	***1.88x***	***(3.4%)***	***2.57x***	***(29.2%)***

Adecoagro's consolidated gross debt as of 2Q17 remained essentially unchanged quarter-over-quarter and year-over-year.

Net debt as of 2Q17 was $574.4 million, marking an 1.7% increase compared to 1Q17 and 7.9% lower with respect to 2Q16. The increase in net debt quarter-over-quarter was driven by a reduction in cash. Cash and equivalents as of June 30, 2017, was $219.9 million, 4.9% lower than 1Q17. This reduction is primarily explained by the acceleration of our buy-back program coupled with the depreciation of the BRL which reduced our cash holdings, measured in USD. As a result, our Net Debt ratio (Net Debt / LTM Adj. EBITDA) reached 1.82x, improving considerable on a year-to-year basis.

The charts depicted below show our debt maturity profile on a consolidated basis, which currently stands 68% in the long term and 32% in the short term. Our debt currency breakdown stands 24% in Brazilian Reals and 76% in US dollars.


24%
76%
BRL
USD


32%
68%
Short Term
Long Term

19

adecoagro
2Q17

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	**2Q17**	**2Q16**	**Chg %**	**6M17**	**6M16**	**Chg %**
Farming & Land Transformation	**3,666**	**2,696**	**36.0%**	**7,360**	**3,881**	**89.6%**
Expansion	2,221	1,142	94.4%	4,688	1,949	140.5%
Maintenance	1,445	1,554	(7.0%)	2,672	1,932	38.3%
Sugar, Ethanol & Energy	**44,218**	**27,150**	**62.9%**	**99,061**	**55,879**	**77.3%**
Maintenance	35,194	17,286	103.6%	80,483	37,723	113.4%
Planting	10,509	9,737	7.9%	*23,168*	*16,460*	40.8%
Industrial & Agricultural Machinery	24,685	7,550	227.0%	*57,315*	*21,264*	169.5%
Expansion	9,024	9,863	(8.5%)	18,578	18,156	2.3%
Planting	8,052	6,910	16.5%	*13,660*	*11,413*	19.7%
Industrial & Agricultural Machinery	972	2,954	(67.1%)	*4,918*	*6,743*	(27.1%)
Total	**47,884**	**29,846**	**60.4%**	**106,421**	**59,760**	**78.1%**

Adecoagro's capital expenditures during 2Q17 totaled $47.9 million, 60.4% higher than 2Q16.

In the Sugar, Ethanol and Energy business, capex deployed in 2Q17 totaled $44.2 million, $17.1 million or 62.9% higher year-over-year. This increase is mainly explained by the renewal of our fleet of tractors and harvesters, which resulted in a 103.6% increase in maintenance capex. This investment will allow us to enhance productivity and agricultural margins. In the case of expansion capex, we concluded the expansion of Angelica´s mill nominal crushing capacity by 17% to 5.7 million tons per year (from 900 tons per hour to 1,050 tons per hour).

In the Farming & Land Transformation businesses, total capital expenditures during 2Q17 increased by $1.0 million to $3.7 million, mainly related to: (i) the construction of a bio-digester in our Dairy business to cogenerate electricity from cow manure; and (ii) to land transformation projects to expand our rice planted area.

Inventories

End of Period Inventories							
		Volume			thousand $		
Product	***Metric***	**2Q17**	**2Q16**	**% Chg**	**2Q17**	**2Q16**	**% Chg**
Soybean	*tons*	154,361	112,790	36.9%	36,511	29,555	23.5%
Corn [(1)]	*tons*	82,582	36,002	129.4%	9,675	5,925	63.3%
Wheat [(2)]	*tons*	20,651	41,197	(49.9%)	2,591	5,429	(52.3%)
Sunflower	*tons*	7,928	-	n.a	2,897	-	n.a
Cotton lint	*tons*	154	256	- %	244	217	- %
Rough Rice[(3)]	*tons*	34,493	156,602	(78.0%)	6,698	29,915	(77.6%)
Sugar	*tons*	42,498	57,282	(25.8%)	12,972	14,363	(9.7%)
Ethanol	*m3*	40,113	61,228	(34.5%)	18,317	27,646	(33.7%)
Others		13,075	3,130		6,094	1,606	
Total		**395,856**	**468,487**		**95,931**	**114,589**	(16.3%)

(1) Includes sorghum. (2) Includes barley. (3) Expressed in rough rice equivalent

20

Variations in inventory levels between 2Q17 and 2Q16 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) in production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) commercial strategy or sales for each product. Forward-looking Statements This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. 21

Reconciliation of Non-IFRS measures To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release: ” Adjusted EBITDA ” Adjusted EBIT ” Adjusted EBITDA margin ” Net Debt ” Net Debt to Adjusted EBITDA In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. We use non-IFRS measures to internally evaluate and analyze financial results. We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and enable comparison of our financial results with other public companies, many of which present similar non-IFRS financial measures. There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries.” We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under “Reserve from the sale of minority interests in subsidiaries.” We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our 22 adecoagro
2Q17

segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

We define Adjusted EBITDA margin as Adjusted EBITDA to net sales. We consider that the presentation of adjusted EBITDA margin provides useful information on how successfully we operate our Company and enhances the ability of investors to compare profitability between segments, periods and with other public companies.

Reconciliation of both Adjusted EBITDA and Adusted EBIT starts on page 24.

Net Debt & Net Debt to Adjusted EBITDA

Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company

Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.

We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt					
$ thousands	**2Q17**	**1Q16**	**Chg %**	**2Q16**	**Chg %**
Net Debt	574,356	564,509	1.7%	623,468	(7.9%)
Cash and cash equivalents	219,934	231,321	(4.9%)	167,587	31.2%
Total Borrowings	**794,290**	**795,830**	**(0.2%)**	**791,055**	**0.4%**

23

adecoagro
2Q17

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q17

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	59,700	24,018	8,510	267	92,495	136,035	-	-	228,530
Cost of goods sold and services rendered	(59,556)	(20,266)	(8,503)	(119)	(88,444)	(107,503)	-	-	(195,947)
Initial recog. and changes in FV of BA and agricultural produce	5,446	(226)	2,587	(21)	7,786	(2,449)	-	-	5,337
Gain from changes in NRV of agricultural produce after harvest	3,420	-	-	-	3,420	-	-	-	3,420
Margin on Manufacturing and Agricultural Act. Before Opex	**9,010**	**3,526**	**2,594**	**127**	**15,257**	**26,083**	**-**	**-**	**41,340**
General and administrative expenses	(728)	(1,154)	(257)	(45)	(2,184)	(7,119)	-	(5,181)	(14,484)
Selling expenses	(1,914)	(3,316)	(229)	(49)	(5,508)	(15,544)	-	(11)	(21,063)
Other operating income, net	1,179	463	172	-	1,814	21,032	-	20	22,866
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	**7,547**	**(481)**	**2,280**	**33**	**9,379**	**24,452**	**-**	**(5,172)**	**28,659**
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**7,547**	**(481)**	**2,280**	**33**	**9,379**	**24,452**	**-**	**(5,172)**	**28,659**
(-) Depreciation and Amortization	357	964	256	30	1,607	36,910	-	-	38,517
Adjusted EBITDA	**7,904**	**483**	**2,536**	**63**	**10,986**	**61,362**	**-**	**(5,172)**	**67,176**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									67,176
(+) Depreciation									(38,517)
(+) Financial result, net									(22,858)
(+) Income Tax (Charge)/Benefit									(2,000)
Profit/(Loss) for the Period									**3,801**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q16

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	46,148	25,007	6,860	279	78,294	90,926	-	-	169,220
Cost of goods sold and services rendered	(46,204)	(22,259)	(6,842)	(64)	(75,369)	(64,036)	-	-	(139,405)
Initial recog. and changes in FV of BA and agricultural produce	29,617	979	1,191	24	31,811	25,850	-	-	57,661
Gain from changes in NRV of agricultural produce after harvest	(3,028)	-	-	-	(3,028)	-	-	-	(3,028)
Margin on Manufacturing and Agricultural Act. Before Opex	**26,533**	**3,727**	**1,209**	**239**	**31,708**	**52,740**	**-**	**-**	**84,448**
General and administrative expenses	(740)	(807)	(249)	(83)	(1,879)	(4,875)	-	(4,552)	(11,306)
Selling expenses	(1,647)	(3,096)	(240)	(8)	(4,991)	(11,138)	-	-	(16,129)
Other operating income, net	(21,118)	(5)	85	-	(21,038)	(13,175)	-	(6)	(34,219)
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	**3,028**	**(181)**	**805**	**148**	**3,800**	**23,552**	**-**	**(4,558)**	**22,794**
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**3,028**	**(181)**	**805**	**148**	**3,800**	**23,552**	**-**	**(4,558)**	**22,794**
(-) Depreciation and Amortization	353	618	247	57	1,275	27,088	-	-	28,363
Adjusted EBITDA	**3,381**	**437**	**1,052**	**205**	**5,075**	**50,640**	**-**	**(4,558)**	**51,157**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									51,157
(+) Depreciation									(28,363)
(+) Financial result, net									(38,280)
(+) Income Tax (Charge)/Benefit									(2,265)
Profit/(Loss) for the Period									**(17,750)**

24

adecoagro
2Q17

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 6M17

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	84,896	43,278	19,322	438	147,934	246,687	-	-	394,621
Cost of goods sold and services rendered	(84,692)	(37,702)	(18,988)	(175)	(141,557)	(193,752)	-	-	(335,309)
Initial recog. and changes in FV of BA and agricultural produce	17,343	5,796	4,528	163	27,830	(5,128)	-	-	22,702
Gain from changes in NRV of agricultural produce after harvest	3,193	-	-	-	3,193	-	-	-	3,193
Margin on Manufacturing and Agricultural Act. Before Opex	**20,740**	**11,372**	**4,862**	**426**	**37,400**	**47,807**	**-**	**-**	**85,207**
General and administrative expenses	(1,401)	(2,279)	(496)	(88)	(4,264)	(13,984)	-	(10,253)	(28,501)
Selling expenses	(2,946)	(6,401)	(468)	(53)	(9,868)	(27,150)	-	(59)	(37,077)
Other operating income, net	3,339	637	422	(161)	4,237	31,919	-	(18)	36,138
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	**19,732**	**3,329**	**4,320**	**124**	**27,505**	**38,592**	**-**	**(10,330)**	**55,767**
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**19,732**	**3,329**	**4,320**	**124**	**27,505**	**38,592**	**-**	**(10,330)**	**55,767**
(-) Depreciation and Amortization	692	1,886	494	60	3,132	53,034	-	-	56,166
Adjusted EBITDA	**20,424**	**5,215**	**4,814**	**184**	**30,637**	**91,626**	**-**	**(10,330)**	**111,933**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									111,933
(+) Depreciation									(56,166)
(+) Financial result, net									(40,188)
(+) Income Tax (Charge)/Benefit									(5,811)
Profit/(Loss) for the Period									**9,768**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 6M16

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	68,097	45,556	12,029	545	126,227	164,477	-	-	290,704
Cost of goods sold and services rendered	(68,009)	(40,673)	(11,995)	(96)	(120,773)	(117,655)	-	-	(238,428)
Initial recog. and changes in FV of BA and agricultural produce	45,657	9,458	1,625	90	56,830	26,664	-	-	83,494
Gain from changes in NRV of agricultural produce after harvest	(369)	-	-	-	(369)	-	-	-	(369)
Margin on Manufacturing and Agricultural Act. Before Opex	**45,376**	**14,341**	**1,659**	**539**	**61,915**	**73,486**	**-**	**-**	**135,401**
General and administrative expenses	(1,315)	(1,433)	(505)	(141)	(3,394)	(8,541)	-	(9,675)	(21,610)
Selling expenses	(2,440)	(5,260)	(341)	(19)	(8,060)	(19,080)	-	(25)	(27,165)
Other operating income, net	(21,941)	193	116	1	(21,631)	(12,593)	-	63	(34,161)
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	**19,680**	**7,841**	**929**	**380**	**28,830**	**33,272**	**-**	**(9,637)**	**52,465**
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**19,680**	**7,841**	**929**	**380**	**28,830**	**33,272**	**-**	**(9,637)**	**52,465**
(-) Depreciation and Amortization	676	1,173	490	110	2,449	39,456	-	-	41,905
Adjusted EBITDA	**20,356**	**9,014**	**1,419**	**490**	**31,279**	**72,728**	**-**	**(9,637)**	**94,370**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									94,370
(+) Depreciation									(41,905)
(+) Financial result, net									(62,847)
(+) Income Tax (Charge)/Benefit									(4,616)
Profit/(Loss) for the Period									**(14,998)**

25

adecoagro
2Q17

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Income

Statement of Income						
$ thousands	**2Q17**	**2Q16**	**Chg %**	**6M17**	**6M16**	**Chg %**
Sales of goods and services rendered	228,530	169,220	35.0%	394,621	290,704	35.7%
Cost of goods sold and services rendered	(195,947)	(139,405)	40.6%	(335,309)	(238,428)	40.6%
Initial recognition and chgs in fair value of biological assets and agric. produce	5,337	57,661	(90.7%)	22,702	83,494	(72.8%)
Changes in net realizable value of agricultural produce after harvest	3,420	(3,028)	n.a	3,193	(369)	n.a
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**41,340**	**84,448**	**(51.0%)**	**85,207**	**135,401**	**(37.1%)**
General and administrative expenses	(14,484)	(11,306)	28.1%	(28,501)	(21,610)	31.9%
Selling expenses	(21,063)	(16,129)	30.6%	(37,077)	(27,165)	36.5%
Other operating income, net	22,866	(34,219)	n.a	36,138	(34,161)	n.a
Profit from Operations Before Financing and Taxation	**28,659**	**22,794**	**25.7%**	**55,767**	**52,465**	**6.3%**
Finance income	3,110	926	235.9%	5,222	5,071	3.0%
Finance costs	(25,968)	(39,205)	(33.8%)	(45,410)	(67,918)	(33.1%)
Financial results, net	(22,858)	(38,279)	(40.3%)	(40,188)	(62,847)	(36.1%)
(Loss) / Profit Before Income Tax	5,801	(15,485)	n.a	15,579	(10,382)	n.a
Income tax (Benefit) / Expense	(2,000)	(2,265)	(11.7%)	(5,811)	(4,616)	25.9%
(Loss) / Profit for the Year	**3,801**	**(17,750)**	**(121.4%)**	**9,768**	**(14,998)**	**(165.1%)**

26

Condensed Consolidated Interim Statement of Cash Flow Statement of Cash Flows $ thousands 2Q17 2Q16 Chg % 6M17 6M16 Chg % Cash flows from operating activities: Profit for the period 3,801 (17,750) (121.4%) 9,768 (14,998) n.a Adjustments for : Income tax benefit 2,000 2,265 (11.7%) 5,811 4,616 25.9% Depreciation 38,292 28,163 36.0% 55,750 41,592 34.0% Amortization 225 200 12.5% 416 313 32.9% Gain from of disposal of other property items 61 (47) n.a 618 (181) n.a Equity settled share-based compensation granted 1,378 1,350 2.1% 2,807 2,545 10.3% Loss/(Gain) from derivative financial instruments and forwards (21,987) 42,043 n.a (36,558) 41,121 n.a Interest and other expense, net 9,164 10,153 (9.7%) 21,188 18,940 11.9% Initial recognition and changes in fair value of non harvested biological assets (unrealized) 8,284 (29,418) (128.2%) 2,441 (49,592) n.a Changes in net realizable value of agricultural produce after harvest (unrealized) (790) 838 n.a (616) 1,542 n.a Provision and allowances 230 (1,674) (113.7%) 298 48 520.8% Foreign exchange gains, net 8,199 2,414 239.6% 11,883 12,276 (3.2%) Cash flow hedge - transfer from equity 3,986 18,619 (78.6%) 3,320 23,594 (0.86) Subtotal 52,843 57,156 (7.5%) 77,126 81,816 (5.7%) Changes in operating assets and liabilities: (Increase) / Decrease in trade and other receivables (8,191) (15,283) (46.4%) (29,055) (43,937) (33.9%) (Increase) / Decrease in inventories (32,000) (22,383) 43.0% (29,724) (37,455) (20.6%) (Increase) / Decrease in biological assets 23,055 (2,204) n.a 25,671 15,538 65.2% (Increase) / Decrease in other assets 41 (9) n.a 24 (60) (140.0%) (Increase) / Decrease in derivative financial instruments 31,944 (15,197) n.a 40,010 (19,623) n.a Increase/(Decrease) in trade and other payables (4,468) 2,074 n.a (32,990) 11,511 n.a (Decrease)/Increase in payroll and social security liabilities (2,282) (1,060) 115.3% 1,578 1,243 27.0% (Increase)/Decrease in provisions for other liabilities (199) 1,126 n.a (88) 1,640 (105.4%) Net cash generated in operating activities before interest and taxes paid 60,743 4,220 1,339.4% 52,552 10,673 392.4% Income tax paid (1,375) (845) 62.7% (1,653) (911) 81.4% Net cash generated from operating activities 59,368 3,375 1,659.1% 50,899 9,762 421.4% Cash flows from investing activities: Continuing operations: Purchases of property, plant and equipment (47,518) (30,112) 57.8% (106,053) (60,034) 76.7% Purchases of intangible assets (475) (140) 239.3% (576) (804) (28.4%) Purchase of cattle and non current biological assets planting cost (581) - n.a (581) - n.a Interest received 3,599 1,825 97.2% 5,021 4,621 8.7% Proceeds from sale of property, plant and equipment 576 601 (4.2%) 798 754 5.8% Proceeds from disposal of subsidiaries - - n.a - - n.a Loans to subsidiaries - - n.a - - n.a Net cash used in investing activities (44,399) (27,826) 59.6% (101,391) (55,463) 82.8% Cash flows from financing activities: Proceeds from equity settled share-based compensation exercised - 124 n.a - 276 n.a Proceeds from long-term borrowings 39,968 2,534 1,477.3% 189,769 42,701 344.4% Payments of long-term borrowings (58,157) (42,314) 37.4% (103,724) (69,514) 49.2% Net increase in short-term borrowings 24,481 13,582 80.2% 75,064 52,567 42.8% Interest paid (12,494) (11,739) 6.4% (22,540) (20,504) 9.9% Purchase of own shares (7,451) - n.a (8,681) - n.a Dividends paid to non-controlling interest (847) - n.a (1,506) - n.a Payment of derivatives financial instruments (6,715) (1,213) 453.6% (9,419) (1,213) 676.5% Net cash generated from financing activities (21,215) (39,026) (45.6%) 118,963 4,313 2,658.2% Net increase/(decrease) in cash and cash equivalents (6,246) (63,477) (90.2%) 68,471 (41,388) (265.4%) Cash and cash equivalents at beginning of period 231,321 223,688 3.4% 158,568 198,894 (20.3%) Effect of exchange rate changes on cash and cash equivalents (5,141) 7,376 n.a (7,105) 10,081 n.a Cash and cash equivalents at end of period 219,934 167,587 31.2% 219,934 167,587 31.2% 27 adecoagro
2Q17

Condensed Consolidated Interim Balance Sheet

Statement of Financial Position

$ thousands	June 30, 2017	December 31, 2016	Chg %
ASSETS			
Non-Current Assets			
Property, plant and equipment	837,360	802,608	4.3%
Investment property	2,547	2,666	(4.5%)
Intangible assets	16,966	17,252	(1.7%)
Biological assets	8,951	8,516	5.1%
Deferred income tax assets	37,096	38,586	(3.9%)
Trade and other receivables	18,002	17,412	3.4%
Other assets	555	566	(1.9%)
Total Non-Current Assets	**921,477**	**887,606**	**3.8%**
Current Assets			
Biological assets	93,645	136,888	(31.6%)
Inventories	151,052	111,754	35.2%
Trade and other receivables	182,376	157,528	15.8%
Derivative financial instruments	3,015	3,398	(11.3%)
Other assets	42	24	75.0%
Cash and cash equivalents	219,934	158,568	38.7%
Total Current Assets	**650,064**	**568,160**	**14.4%**
TOTAL ASSETS	**1,571,541**	**1,455,766**	**8.0%**
SHAREHOLDERS EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	183,573	183,573	- %
Share premium	933,961	937,250	(0.4%)
Cumulative translation adjustment	(535,516)	(527,364)	1.5%
Equity-settled compensation	15,142	17,218	(12.1%)
Cash flow hedge	(39,807)	(37,299)	6.7%
Treasury shares	(2,368)	(1,859)	27.4%
Reserve from the sale of minority interests in subsidiaries	41,574	41,574	- %
Retained earnings	59,692	50,998	17.0%
Equity attributable to equity holders of the parent	**656,251**	**664,091**	**(1.2%)**
Non controlling interest	6,670	7,582	(12.0%)
TOTAL SHAREHOLDERS EQUITY	**662,921**	**671,673**	**(1.3%)**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	892	1,427	(37.5%)
Borrowings	537,484	430,304	24.9%
Deferred income tax liabilities	14,491	14,689	(1.3%)
Payroll and social security liabilities	1,070	1,235	(13.4%)
Derivatives financial instruments	1,439	662	117.4%
Provisions for other liabilities	3,175	3,299	(3.8%)
Total Non-Current Liabilities	**558,551**	**451,616**	**23.7%**
Current Liabilities			
Trade and other payables	61,774	92,158	(33.0%)
Current income tax liabilities	2,461	1,387	77.4%
Payroll and social security liabilities	28,024	26,844	4.4%
Borrowings	256,795	205,092	25.2%
Derivative financial instruments	372	6,406	(94.2%)
Provisions for other liabilities	643	590	9.0%
Total Current Liabilities	**350,069**	**332,477**	**5.3%**
TOTAL LIABILITIES	**908,620**	**784,093**	**15.9%**
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	**1,571,541**	**1,455,766**	**8.0%**

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